UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K    ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q

☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DECISIONPOINT SYSTEMS, INC.

Full name of Registrant

N/A

Former Name if Applicable

8697 Research Drive

Address of Principal Executive Office (Street and Number)

Irvine, CA 92618

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Roe	(949)	465-0065
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).   Yes [X]     No [ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X]     No [ ]

On June 30, 2015, the Registrant, through its wholly owned subsidiary, DecisionPoint Systems International, Inc., agreed and completed the sale of all the issued and outstanding capital stock of CMAC, Inc (“CMAC”). The sale of CMAC will be represented as discontinued operations. The financials presented in the Quarterly Report will be significantly different from the same period in 2014 due to the discontinued operations of the CMAC business.

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DECISIONPOINT SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2015	By:	/s/ Michael P. Roe
Michael P. Roe
Chief Financial Officer (Principal Financial and Accounting Officer)

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